Exhibit 3.155

ARTICLES OF INCORPORATION

OF

HVPG of California, Inc.

I.

The name of this corporation is:

HVPG of California, Inc.

II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name of this corporation’s initial agent for service of process in the State of California is:

C. T. Corporation System

IV.

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is Ten Thousand (10,000).

DATED: March 5, 1984.

/s/ Diane Comi
DIANE M. COMI, ESQ.

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Diane Comi
DIANE M. COMI, ESQ.